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                                                                    Exhibit 99.2


[LOGO] BALDWIN
       Baldwin Piano & Organ Company
       422 Wards Corner Road
       Loveland, Ohio 45140-8390                                    NEWS RELEASE
       (513) 576-4500

CONTACT:          Ms. Jerri Hall
                  Baldwin Piano & Organ Company
                  (513) 576-4652



                               THOMAS BREWER NAMED
                  NEWEST WINNER OF COVETED "D.H. BALDWIN AWARD"

        PIANO MANUFACTURER CITES MANY INNOVATIVE CONTRIBUTIONS TO COMPANY


         CINCINNATI, May 18, 1998 -- Thomas Brewer, Vice President, Manufacturing, Planning, and MIS for the Baldwin Piano & Organ Company, has been named the newest recipient of the coveted "D.H. Baldwin Award" presented periodically to a Baldwin employee who makes unusually significant and innovative contributions to advancing the firm's business or improving its workplace environment.
         The prestigious award is named in honor of Cincinnatian Dwight Hamilton Baldwin, who, 136 years ago in this city, founded what is today the Baldwin Piano & Organ Company, maker and marketer of the nation's best-selling pianos.
         Baldwin Chairman and CEO Karen L. Hendricks, after announcing the winner's name during the company's annual meeting here today, commented: "The D.H. Baldwin Award is special by any definition. It goes only to an outstanding employee whose universally-recognized leadership qualities and outstanding accomplishments have made a genuinely unique contribution over time to Baldwin's performance.
         "The recipient must be a Baldwin employee who has truly made a significant difference. That certainly is true of Tom Brewer to whom the company is indebted for his many valuable initiatives."


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         Mrs. Hendricks listed a number of innovative programs the winner conceived and implemented that have had a very substantial impact on Baldwin's operations. She cited, in particular, the notable improvement in efficiency and cost-effectiveness of a new software-system for inter-plant production planning, scheduling and coordination introduced by Mr. Brewer at all of Baldwin's piano manufacturing sites.
         She also singled out the winner's success in identifying and carrying out an effective and inexpensive plan to solve the company's year 2000 computer problem while thousands of other companies across the country are still struggling with this potentially costly crisis. "Tom's plan gives Baldwin ample time to de-bug the new system and put it in place with absolutely minimal dislocation and costs," Mrs. Hendricks pointed out.
         Tom Brewer joined Baldwin in August of 1995 as Director of Information Services and was named Vice President, Manufacturing Planning & MIS, the following year. He came to Baldwin from the Standard Products Company of Cleveland and, prior to that, served as Director of Management Information Services with the Cincinnati Gear Company and Director of Program Development with Cincinnati Bell Information Systems.
         He began his career in 1971 with Ohio Bell after graduating from the University of Dayton and, for much of the 1980s, served as Senior Director, Management Information Services for Sheller-Globe Corporation in Toledo.
         The latest winner of the "D.H. Baldwin Award" resides in West Chester, Ohio, with his wife, Dawn, and two children, Tom and Anne.


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         Dwight Hamilton Baldwin, for whom the award was named was originally a music teacher. In 1856, he secured a job as a teacher in the Cincinnati schools. Six years later, during the Civil War, he opened a retail piano store on Fourth Street in Cincinnati using his life savings of $2,000.
         From 1862 to 1889, the Baldwin Company grew rapidly, opening branches in Indianapolis, Louisville, and many rural Ohio towns. In 1889, Mr. Baldwin decided to make the instruments himself rather than rely on "distant" Eastern manufacturers. That year, Baldwin opened its first piano manufacturing plant in a rented Chicago loft.
         Today, Baldwin is the nation's largest piano manufacturer in terms of unit sales with a full line of vertical and grand pianos under the Baldwin, Chickering, and Wurlitzer brand names as well as a full line of digital pianos marketed under the Pianovelle name. Its products are sold through a network of 400 independent keyboard dealers as well as 14 company-owned retail stores in such cities as Cincinnati, Atlanta, Indianapolis, Louisville, and Lexington.
         A publicly-traded company (NASDAQ:BPAO) with l997 of revenues $143.1 million, Baldwin currently has approximately 1,500 employees. In addition to piano manufacturing, the company also operates consumer finance and contract electronics divisions. Headquartered in Loveland, Ohio, it has manufacturing facilities in Trumann, Fayetteville, and Conway, Arkansas; Greenwood, Mississippi; and Juarez, Mexico.


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